

May 8, 2014

Via E-mail
Gebhard F. Rainer
Executive Vice President and Chief Financial Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12th Floor
Chicago, IL 60606

      Re: Hyatt Hotels Corporation
              Form 10-K for the Year Ended December 31, 2013
              Filed February 18, 2014
              File No. 001-34521

Dear Mr. Rainer:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Daniel L. Gordon

                    Daniel L. Gordon
                    Branch Chief